Exhibit 99.1

Points International to Report Fourth Quarter and Fiscal Year 2010 Results on March 9, 2011

Toronto, Canada – March 4, 2011 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), the owner and operator of Points.com, the world's leading reward program management web site, announced today that it will report financial results for the fourth quarter and fiscal year 2010 on Wednesday, March 9, 2011 after the close of market.

The Company will host a corresponding conference call to discuss the results with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO of Points International on Wednesday, March 9, 2011 at 4:30 p.m. Eastern Time. To participate in the conference call, investors from the US and Canada should dial (877) 941-2069 ten minutes prior to the scheduled start time. International callers should dial (480) 629-9713. In addition, the call will be broadcast live over the Internet hosted at the Investor Relations section of the Company's website at www.pointsinternational.com and will be archived online upon completion of the conference call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, March 16, 2011 by dialing (877) 870-5176 in the US and Canada and (858) 384-5517 internationally and entering the passcode: 4416386.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com.

Contact:
Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com / lauraf@addocommunications.com
(310) 829-5400